Synergen Law Group A Professional Law Corporation

August 23, 2011

Mr. John Stickel, Attorney Advisor Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549	Via EDGAR Only

Re:	Poway Muffler and Brake, Inc. Amendment No. 3 to Registration Statement on Form S-1 - POS-AM File No. 333-164856

Dear Mr. Stickel:

On behalf of Poway Muffler and Brake, Inc. (the ''Company''), we have today filed via the EDGAR system, Amendment No. 3 (the “Third Amendment”') to the above-captioned Post Effective Registration Statement in response to your comment letter dated August 19, 2011.

Prospectus Cover Page

1.       Please revise to provide the specific page number upon which the risks factors section begins in the cross-reference provided on the cover page.

In response to this comment, the Company has included the specific page number as requested.

Signatures, page 48

2.       Please include the signature(s) of the persons acting as their capacities as officers and directors. If a person signs in more than one capacity, you should indicate each capacity in which that person signs. Refer to Instructions 1 and 2 to Signatures of Form S-1.

The signature line has been amended as requested.

Do not hesitate to contact me if you should have any further questions.

Regards,
SYNERGEN LAW GROUP

/s/ Karen A. Batcher, Esq.

Karen A. Batcher, Esq.
kbatcher@synergenlaw.com

819 Anchorage Place, Suite 28 Chula Vista, CA 91914	Tel. 619.475.7882 Fax. 866.352.4342